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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2012	2011	2010	2009	2008
Income before income taxes	$3,166	$1,352	$4,306	$4,711	$3,716
Interest	378	386	388	382	370
Portion of rentals deemed to be interest	64	63	68	70	80

Income available for fixed charges	$3,608	$1,801	$4,762	$5,163	$4,166

Fixed charges:
Interest	$378	$386	$388	$382	$370
Portion of rentals deemed to be interest	64	63	68	70	80

Total fixed charges	442	449	456	452	450
Preferred stock dividend requirements	—	1	4	4	5

Total fixed charges and preferred stock dividend requirements	$442	$450	$460	$456	$455

Ratio of earnings to fixed charges	8.17	4.01	10.44	11.43	9.26

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	8.17	4.00	10.35	11.31	9.15

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES